UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 13, 2018

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).     Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).     Yes ☐    No ☒

Information Contained in this Form 6-K Report

Facility Agreement

On September 7, 2018, Global Ship Lease, Inc. (the “Company”), Global Ship Lease Investments, Inc. (the “Borrower”), Global Ship Lease 26 Limited (the “Original Vessel Owner”) and GSL Holdings, Inc. (the “Borrower Parent”) entered into a facility agreement (the “Facility Agreement”) with Hayfin Services LLP, as agent and service agent, and the other financial institutions party thereto (the “Lenders”), which provides for a secured term loan facility of up to $65,000,000 (the “Term Loan”) to be used in connection with the acquisition of feeder container vessels with a capacity of 1,000 to 3,600 TEU, or any other vessel agreed by the Lenders with at least 66 2/3% of the total commitments in respect of the Term Loan.

The description of the Facility Agreement contained in this Form 6-K Report does not purport to be complete.

General

The Term Loan is in the amount of $65,000,000 and is available for drawing until May 10, 2019. The amounts borrowed are to be drawn in tranches (the “Tranches”, each a “Tranche”) that shall be applied for the purpose of financing or refinancing part of the acquisition costs incurred by the Borrower and its subsidiaries in respect of the purchase of additional vessels (the “Vessels”). An initial Tranche of $8,125,000 was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie (the “Original Vessel”). The Borrower is not entitled to re-borrow any part of the Term Loan that is repaid.

Any future Tranche cannot exceed 65% of the charter free market value of the Vessel to be acquired.

Interest Rate, Fees and Maturity

Borrowings under the Term Loan bear interest at LIBOR plus a margin of 5.5% per annum payable in arrears on each March 31, June 30, September 30 and December 31 prior to the Termination Date. The Company also will pay certain other customary fees, including a commitment fee of 2% per annum on the aggregate amount of each Lender’s undrawn commitments in respect of the Term Loan until May 10, 2019.

The final maturity date of the Term Loan will be July 16, 2022 (the “Termination Date”).

Repayment

There is no scheduled amortization of the Term Loan prior to the Termination Date and the borrowings under the Term Loan are to be repaid in full on the Termination Date.

Mandatory Prepayments

Following certain sales or other dispositions of a Vessel or upon the occurrence of an event of loss with respect to a Vessel, the Facility Agreement requires the Borrower to prepay the Tranche in respect of that Vessel and such other amount of the Term Loan which is required to ensure that the amount of the Term Loan as a percentage of the market value of the Vessels (excluding the Vessel sold or lost) (the “LTV Ratio”) is no greater than the LTV Ratio immediately prior to such sale or event of loss.

Upon the occurrence of a change of control of the Company, the Borrower Parent, the Borrower or any owner of a Vessel (the “Transaction Obligors”) or in the event of illegality, the Facility Agreement requires that the full amount of the Term Loan is repaid as well as any interest accrued. The change of control provisions with respect to the Company in the Facility Agreement are consistent with the provisions of the indenture entered into by the Company on October 31, 2017 relating to the 9.875% first priority secured notes.

Voluntary Prepayments

The Borrower is able to voluntarily prepay outstanding portions of the loan under the Facility Agreement at any time after the earlier of the end of the availability period and the date when the Term Loan has been fully drawn, subject to certain notice requirements.

A prepayment fee is payable to the Lenders in certain circumstances upon a mandatory or voluntary prepayment of the Term Loan.

Guarantees and Security

Guarantees are jointly and severally provided by the Company, the Borrower Parent and the Original Vessel Owner. In addition, the subsidiaries of the Borrower who become additional vessel owners under the Facility Agreement (the “Additional Vessel Owners”) will provide a guarantee on the same basis.

The Term Loan is secured by a first priority ship mortgage on the Original Vessel and certain other associated property, contract rights, bank accounts and inter-company indebtedness as well as security over the shares in the Borrower and the Original Vessel Owner (the “Initial Collateral”). In the future, additional vessels and associated property, contract rights, bank accounts, inter-company indebtedness and the shares in the Additional Vessel Owners may be pledged or secured in addition to the Initial Collateral.

Certain Covenants and Events of Default

The Company is required to maintain minimum cash and cash equivalents in an amount of $20.0 million, to be tested quarterly as provided in the Facility Agreement. If a more favourable financial covenant is subsequently given in respect of the Company in connection with the occurrence of any financial indebtedness, then such more favourable covenant will be deemed to be incorporated into the Facility Agreement automatically.

In addition, the Facility Agreement contains negative covenants that, among other things and subject to certain significant exceptions, limit the Borrower’s, the Borrower Parent’s, the Original Vessel Owner’s and the Additional Vessel Owners’ ability to:

•	incur additional indebtedness;

•	pay dividends on or repay or distribute any dividend or share premium reserve;

•	create certain security interests, including liens;

•	transfer or sell certain assets; and

•	acquire a company, shares or securities or a business or undertaking.

The Facility Agreement also contains as negative covenants that, among other things and subject to certain significant exceptions, limit the ability of the Transaction Obligors to:

•	make any substantial change to the general nature of their business;

•	enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction;

•	enter into any transaction which is not on arm’s length terms; and

•

enter into a transaction with a person which is a member of the Company’s group, an affiliate of such member or a person either acting directly or indirectly in concert with other persons holding more than 5% of the shares in the Company without the consent of the Lenders (not to be unreasonably withheld).

The Borrower is required to provide a minimum liquidity amount of $500,000 into a bank account secured in favour of the Lenders upon the drawdown of each Tranche under the Facility Agreement. In addition the Borrower:

•	is required to pay into a separate bank account secured in favour of the Lenders amounts from time to time to be applied against the future costs of scheduled dry dockings for each Vessel; and

•	must ensure that each Vessel’s earnings account has a minimum balance of $250,000 for working capital purposes at the time of the drawdown of the Tranche with respect to that Vessel.

The Borrower is obliged to agree with the agent for the Lenders an annual budget for the operating expenses for each Vessel and the expenses in respect of the annual general corporate management and administration of the Borrower Parent, the Borrower, the Initial Vessel Owner and the Additional Vessel Owners.

The Borrower is also required to maintain a minimum ratio of the market value of the Vessels to the Term Loan outstanding at 135%. If the ratio is less than this percentage, the Borrower is required to provide additional security, or prepay the Term Loan, in an amount required to restore the minimum ratio.

There is an event of default under the Facility Agreement if there is a cross-default with respect to any financial indebtedness of any member of the Company’s group (excluding Global Ship Lease Services Limited), but this is subject to a threshold of $25.0 million with respect to the Company’s financial indebtedness.

The Facility Agreement also contains certain customary representations and warranties, affirmative covenants, indemnities and events of default. If an event of default occurs and is continuing, the Lenders will be entitled to take various actions, including the acceleration of amounts due under the Facility Agreement and actions customarily permitted to be taken by a secured creditor. Amendments and waivers of the covenants described above or any other provisions which affect the Term Loan require the consent of Lenders holding all or at least 66 2/3% of the commitments and the Term Loan under the Facility Agreement.

Governing Law

The Facility Agreement is governed by English law.

Other Information

This Report contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this Report. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: September 13, 2018	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer